
09046658

TESCO

News Release

Thursday 23 July 2009

TESCO PLC

Response to OFT Statement

The OFT has today issued a supplementary statement of objections in relation to its investigation into dairy prices.

Lucy Neville-Rolfe, Executive Director (Corporate and Legal) said:

"We are helping the OFT with the next stage of this long running inquiry. However, we have made it clear that we did not collude with anyone and that remains the position.

We will of course look carefully at any new evidence the OFT sends to us relating to events that took place in 2002 and 2003. We will however continue to defend our position strongly.

We always strive to give a good deal for customers and we deliver on this in a fiercely competitive market."

For any further enquiries please contact the Tesco press office on 01992 644645